SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated April 8, 2004

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                    Form 20-F X                 Form 40-F __

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                        Yes ___                 No X

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                        Yes ___                 No X

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
     Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes ___                No X

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K (i) press release dated April 7 announcing Beneteau Group's selection of PLM Shipbuilding Solutions from IBM and Dassault Systemes and (ii) a press release dated April 8, 2004 announcing Dassault Systemes First Quarter Conference Call Webcast for April 29, 2004.

[IBM/Dassault Logo]

                     Beneteau Group Selects PLM Shipbuilding
                    Solutions from IBM and Dassault Systemes

            World's number one sailboat builder chooses CATIA V5 and
             SMARTEAM to enhance product development and innovation

[Graphic Omitted]

Paris, France - April 7, 2004 - IBM and Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced that Beneteau Group, a world leader in the recreational boating industry, has selected their Product Lifecycle Management (PLM) solutions for development of new sailing and leisure motor boats, including the well-known Beneteau and Jeanneau brands.

CATIA V5, for collaborative product development, and SMARTEAM, for web-based product data and lifecycle management, both developed by Dassault Systemes, will enable Beneteau Group to develop its boats in a collaborative 3D workspace and reach its goal of introducing new models more rapidly. By sharing data among its Beneteau and Jeanneau shipyards and reusing valuable product designs, the Group will optimize its production processes over the entire life cycle of a boat, from the initial concept stages to final customer delivery and support.

"Our customers are very demanding about performance and comfort, so we must constantly innovate and offer increasingly sophisticated products with multiple options and configurations," said Paul Rampini, vice-president, Beneteau Shipyard. "With CATIA V5, we can address these challenges by capturing our critical corporate know-how and reusing our existing designs. Using SMARTEAM, we intend to further optimize our product development processes and focus on new, innovative designs and features."

CATIA V5's shipbuilding-specific modules will enable Beneteau engineers to model complex shapes in context of the overall digital mockup of a boat, as well as optimize composite structures and space allocation. CATIA V5's relational design functions will permit designers to study the impact of potential design changes before making a decision. Integrated with CATIA V5, SMARTEAM will enable Beneteau to collaborate between the different companies of the Group and with architects or suppliers for the sharing, viewing, and managing all product information.

Klaus Schaefer, vice president, IBM Product Lifecycle Management, Europe Middle East and Africa, said, "Beneteau Group's decision to adopt IBM PLM Shipbuilding Solutions reaffirms our leadership as the unique provider of best-in-class solutions that are adapted to the needs of the boating industry. IBM will continue to develop and deliver offerings that will drive the future of shipbuilding and give shipyards, such as Beneteau Group, the means to satisfy their customers, adjust to market forces, and position themselves for growth."

                                    - more -

"This announcement is of particular importance to Dassault Systemes," said Denis Senpere, vice president PLM Europe, Dassault Systemes. "Not only are we delighted that the world leader in this sector has chosen our solutions, we are also pleased because Beneteau's decision truly validates our multi-segment business strategy for the shipbuilding industry, in particular the yachting sector. Dassault Systemes will work tightly with Beneteau in this comprehensive program to further expand our PLM solution offering, including best practices for sailing and recreational motor boats and a consulting approach for extended enterprise collaboration."

Dassault Systemes Solutions France will drive the partnership with Beneteau from its Bordeaux branch office where a dedicated team for the recreational boating industry is now located. It will partner with IBM and MDTVision, IBM's wholly-owned PLM services subsidiary, to support Beneteau with PLM implementation, integration, and training services.

                                       ###

About Beneteau Group
Beneteau has been building boats for more than one century. Originally, robust trawlers sailing out regardless of the weather because they had to; boats built with dedication to excellent workmanship, with respect, and, above all, with high regards for the safety and the pleasure of the people who sailed them. The company's history is a long series of anecdotes, successes, accomplishments, constant innovation and strong sensations. This family business is entering the third millennium with the goal of making pleasure boating accessible to an even greater number. For more information, visit http://www.beneteau-group.com

About IBM
IBM is the world's largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of "hardware", "software" and Information Technology services, and pioneered the development and implementation of "e-business" solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes Group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA(R), ENOVIA(R), DELMIA(R), SMARTEAM(R)), general-use 3D solutions (SolidWorks), and 3D components (ACIS(R)) from Spatial Corp. Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com


IBM Press Contact:      Dassault Systemes Press    Dassault Systemes Investor
Jennifer Feller         Contact:                   Contacts:
+33 1 41 88 61 89       Anthony Marechal           Emma Rutherford, Harriet Keen
jennyfeller@fr.ibm.com  +33 1 55 49 84 21          Financial Dynamics
----------------------  anthony_marechal@ds-fr.com +44 207 831 3113
                        --------------------------

                                                                [DASSAULT LOGO]


                    DASSAULT SYSTEMES SCHEDULES FIRST QUARTER
                             CONFERENCE CALL WEBCAST
                               FOR APRIL 29, 2004

Paris, France - April 8, 2004 - Dassault Systemes (Nasdaq: DASTY; Euronext
Paris: #13065, DSY PA) a worldwide leading software developer of product lifecycle management (PLM) solutions, will host a conference call on Thursday, April 29, 2004, to discuss its operating performance for the first quarter ended March 31, 2004.

The management of Dassault Systemes will host the conference call at 10:00 AM New York Time - 4:00 PM Paris Time to discuss the Company's operating performance.

The conference call will be available via the Internet by accessing Dassault Systemes' website at www.3ds.com. Follow the directions on the main page to link to the audio. Please go to the website at least fifteen minutes prior to the call to register, to download and install any necessary audio software. The webcast will be archived for 30 days.

About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA(R), DELMIA(TM), ENOVIA(R), SMARTEAM(R)), mainstream product design tools (SolidWorks(R)), and 3D components (ACIS(R)) from Spatial Corp. Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com


Contact:

Dassault Systemes:                                   FD International:
Didier Gaillot - VP Corporate Business Development   Harriet Keen
Valerie Agathon - Investor Relations                 44.20.7831.3113
33.1.40.99.69.24                                     Jean-Benoit Roquette/Emma
                                                     Rutherford
                                                     Nelly Dimey/Lorie Lichtlen
                                                     33.1.47.03.68.10

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          DASSAULT SYSTEMES S.A.


         Date: April 8, 2004              By:     /s/ Thibault de Tersant
                                                  -----------------------
                                          Name:   Thibault de Tersant
                                          Title:  Executive Vice President,
                                                  Finance and Administration